VAMPR
2021 Report

Dear investors,

Dear investors,

We are pleased to publish our third annual report since the company's first Regulation Crowdfunding round closed in January 2020.

For many of us 2021 looked a lot like a curtain call of the trying circumstances we were all dealt in 2020 with the pandemic and various other interrelated world events ongoing. Nevertheless, Vampr had its most productive year to-date and we are excited to summarize many of those developments for you today.

Last year's annual report pointed towards a 2021 which would include the introduction of Advertising on Vampr, Happy Hour events, new social features, repeated NPS studies, UA challenges with anticipated changes to IDFA and mobile privacy, in addition to continued growth across the many areas of the Vampr business.

Not only did we hit our goals and exceed expectations on every one of these fronts, we also achieved something far more profound and important to our longevity: increasing LTV (lifetime value), reducing CAC (customer acquisition cost), and a laser-like focus on user retention across the board.

If 2020 was the year that Vampr transitioned from a gut-based decision-making company into a data driven company, then 2021 was the year that we focused on and prioritized improvements across our unit economics ahead of customer acquisition for the sake of it. This decision and focus over 12 months was crucial to laying the foundation for a future where funding could be derived from Venture Capital with confidence. This is important to Vampr if we are to raise enough private capital to scale in the ways necessary for the kinds of returns we know our early stage investors want to see.

Given the launch of our crowdfunding campaign at the start of Q4 2021 where we kept existing and prospective investors updated with regular company updates, much of this report will cover information which the company may have previously made public, with numbers updated for accuracy where appropriate.

For 2021, the company recorded $521,492 in Total Income with Net Revenues of $351,483. This is slightly below projections due to a smaller than anticipated R&D claim, as a result of overseas remote workers becoming ineligible for inclusion in the program. With more R&D resources added to the team towards the end of 2021 we anticipate our 2022 claim to be higher, which is reflected in our Accounts Receivable of $204,646.

Historical growth in subscription revenue from Vampr Pro held steady with an average 22% MoM increase through December. As of 12/31, 8,736 users had purchased a Vampr Pro product, up an incredible 755% Year over Year, with 1 month retention at an impressive 89%. Our conversion rate to Pro stands at 3% of Weekly Active Users up from 1.7% just last April at the time of our previous report.

Advertising on Vampr, which was launched in Q4, had a strong debut generating $30K from 12 advertisers in its first quarter. We have since deprecated two lesser performing ad models and increased CPM pricing by 50% while also increasing ad inventory by 25%. We will continue to optimize the ads program throughout 2022 and expect strong Year over Year growth in revenue.

As projected in our last Annual Report, we passed the 1M registered users milestone in September 2021 with 330,000 new users signing up in the past 12 months alone. Whilst IDFA privacy changes did indeed see our cost per install rise to 20-30 cents depending on the season, we managed to consistently bring down our Pro customer acquisition cost to $28.20 in November, down 16% from July, and as of publishing this report is now closer to $22.

This helped dramatically improve our LTV:CAC ratio from 0.1 in November 2020 to 2.1 in November 2021, with projections indicating 3.5 by November 2022. We will achieve this through continued optimization of CAC and through a modest increase in the base cost of Vampr Pro as supported by the industry average subscription price. These are the unit economics which get us excited and form the basis of our pitch to Venture Capital investors.

The size of our Vampr Publishing catalog has grown 121% YoY and now sits at an impressive 55,000 songs. We have begun signing deals with sync representation firms in various territories to bring

songs. We have begun signing deals with sync representation firms in various territories to bring this catalog to market and start placing these songs in films, TV shows, video games and advertisements, starting with THINK Music in Los Angeles.

The other primary area we focused on heavily in 2021 was the social features in the app. This saw the introduction of Rooms, Questions, improvements to the Feed and Vamps, our answer to Instagram Stories. Part of this optimization involved our very first technology acquisition with MuzeRoom, whose scraping service brings breaking news about all your favorite artists into the Feed and Artist Rooms. We are now proud to boast that the average user makes 2 new connections per session, matching the benchmark set by Facebook. When it comes to time in app our most recent analysis shows an average of 31 minutes per day, which is more than 3X longer than people spend on LinkedIn. Over the course of 12 months we saw the number of messages sent between users grow 182%. So in a nutshell, is Vampr getting stickier? Unequivocally, yes.

We also opened up music distribution to all users, with free customers retaining 80% of royalties while Pro users keep 100% of royalties. In December we released our first ever virtual instrument plug-in with Canadian brand MNTRA. The plugin, called FRCUTRE, now serves as a case study in our ad deck, with our impressive campaign driving 15,000 downloads in the first month alone, an engagement rate of 35% across in-app placements and 1M+ impressions across all Vampr channels. These results and case study will help to attract future brands to advertise on Vampr.

From a public perception standpoint we've had a strong 12 months in the press, most recently with the inclusion of Vampr in Fast Company's Most Innovative Companies 2022 list, and a Music Week Award nomination in the Music Consumer Innovation category, up against Apple Music, TikTok, Soundcloud, YouTube and Amazon Music, for the second year running. We've also enjoyed numerous features in the App Store and Google Play Store and have enjoyed further support and server credits from the team at AWS.

What's next? We've recently begun making public our plans to introduce an online learning Academy. Vampr Academy will formally debut at this year's NOLA MusicTech on April 27 and we couldn't be more excited. We've poached the Professor of Music Business from Melbourne University to develop our inaugural course, Music Business Essentials, and plan to roll out additional courses throughout the remainder of the year. Vampr Academy will be offered primarily as a subscription service with a monthly cost of $23, which is significantly higher than the current Vampr Pro subscription base of $4.99. This also marks our first significant foray into the world of desktop, which as indicated last year will become increasingly important to our bottom line.

We have two other major tentpole releases planned for the year with the introduction of Marketplace and Metaverse Collaborations. For the former, we observed a trend of users transacting on Vampr. This is practically unsafe for many of our users and opens the door to fraud. By introducing Marketplace features and allowing people to transact directly on Vampr ALA Fivver, we can increase security while also opening the company up to an additional revenue stream with massive growth potential. As far as our plans go for the Metaverse, we'll have more to say on that in the second half of the year! Watch this space...

We need your help!

There are now well over 3000 investors in Vampr from over 50 countries. Of the $3.5M raised to-date, over $2.1M has come from our Wefunder investors alone!

This year we want to engage with and activate this impressive Investor Army to help spread awareness of both Vampr and our new product releases as they arrive in-market.

When we release these tentpole products we'll let you know through a Wefunder update. We simply ask that you share the news on your socials and tell anyone in your real world network who might benefit from using our products. With Vampr Academy arriving on April 27 we hope that with your help we can catapult monthly revenue in a profound way.

We have no doubt that together we will thrive!

Sincerely,

Barry Palmer

Director

Russell Colman

Treasurer

Josh Simons

Co-founder and CEO

Our Mission

In five years time, we intend for Vampr to be the go-to resource for anyone seeking a livelihood in the creative arts or for those looking to hire specialised creative personnel. When you think of it, that means Vampr has the opportunity to intersect with every business on the planet. Our aim is to capitalise on our current competitive advantage and take the mantle as the definitive 'LinkedIn for creatives', growing well past 100 million users.

See our full profile

How did we do this year?

Report Card

A-

The Good

New features saw app grow stickier; time in-app outpacing LinkedIn 3:1 + 2 new connections per session = Facebook benchmark

Vampr Pro revenue continued strong historical growth of 22% MoM and 3% adoption, with Ad revenue off to a strong start

Phenomenal improvement in LTV:CAC laying the foundation for future Venture Capital raises

The Bad

Net Revenue below projections due to smaller R&D claim than anticipated as a result of remote workers

User growth, whilst still impressive, slowed due to conscious focus on improving unit economics

Despite our largest and most impressive crowdfund turnout to date, we missed our target by $100K, shortening our runway by one month

2021 At a Glance

January 1 to December 31



$$$$

$351,483 +46%
Revenue



-$314,252
Net Loss



IOU!

$49,063 +797%
Short Term Debt



$504,803
Raised in 2021



$371,221
Cash on Hand
As of 04/ 8/22

INCOME | BALANCE | NARRATIVE



Revenues
Profit
$241,511
$-229,150
$351,483
$-314,252
2020
2021

Net Margin: -89% Gross Margin: 100% Return on Assets: -19% Earnings per Share: -$604.33

Revenue per Employee: $39,054 Cash to Assets: 24% Revenue to Receivables: 172% Debt Ratio: 33%

2021_Financial_Statement_Vampr__issued_.pdf

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George Rota
DM Diver
Jorge Eduardo Ochoa
Loc Dao
Bharat Patel
Tommy Shellberg
Prakash Kharel
Loic Ge
Stephen A White Jr
Dwight D Thomas
Randy Stern
Olajumoke Okunola
Mark Darling
Lisa French
Keith M Elam
Solace Way
Nick Feldman
Tyler Featherstone
Vinod Palan
Jerry Mohr
Rohit Vadhwana
Jay Michano
Eric Gorr
William Perry
Steve Parankewich
Edward Dietze
Tyler Kent

Christian Verwiebe	David Peng	Charles Hunter IV	Amatare Oki	David Reid	Maria Lewis	Carleton Nash
Joseph Mario Pyles	Robert Coleman	Denise Lofton	Airric Wavey Crockett Wil...	Norman Kennedy	Sundaresh Mahendra	Bobby Wright
Rafael Hernandez Ramirez	Llewellyn Horgan	Bob Graviss Jr	Alicia D. Turner	Cecil Williams	Deric Nelson	John A. Jackson
Cristina Tacettin	Nemanja MILOSEVIC	Krishna Mohan	Melinda Becker	Tanesha Mays	Tamara Moran	Barbara Trebil
Jo Ann Zahra	Stephen Nering	Leila Mirza	Aaron Lineback	Barry Liles	William Blake Bolling	Clay Crawford
James R. Spears	Allison Reaves	Nevill Sebastian	Mark Nilsen	Jennifer Brena	Bob Fleming	James Green
Todd Reid	Kranthi Sitammagari	Victoria Sanders	Scott Alan Harwick	Maulin Patel	Michael Light	Paul Forbang
Shana Sharp	Rodney Scott	Robert Williams	Ryan Batty	Elma Calasara	Harry S. Lombardo Jr.	Brennon Mitchell
Katherine Phillips	Randall Besse	Vicki Latham	Balakrishnen Varadarajan	Charles Thomas	Mary Lynn	Sara Dixon
Edward Soza	Elijah P Albert	Steven Carroll	Michelle Faber	Haim BENSIMON	Paavo Beckman	Nel Patel
Maria Bendeck	Mark Kreyman	George AWAD	Todd Bailey	Michael Webster	Michael Wileman	Ken Falkner
Sarah S Pollak	Stephen Steffes	Ronald Coulson D.C.	Chris Sotura	Alex Lebon	Alfonso Diaz	Sandeep K. Reddy
Dvir Gefen	Bernard R Golden	Joel Dubose	David G McEwan	Eugene E Jones	John J. Flowers Jr	Girish Amin
Angery Mejia	Joseph M. Jones	Thomas Thackston	Michael Bowser	Martin Castillo	Effie Favreau	Robert Dorchak Jr
Richard Antwi	Gregory EWERT	Anjanee Hiralall	Israel TANENBAUM	Robert Bringard	Joeal Nicassio	Robert B. GREENE
Cecile L Blomquist	James Powell	Duane Smith	Lia Luczynski	Ronald Lieberman	Pedro Lazaro	Paul Stephenson
Cynthia Foshee	Wineetha Fernando	Roanld J Arnold	Fidelis Bomba	Antoinette Hunter	Ralph Cecere	Johannes Hoeltge
Tameka Rogers	Gregory Paul Court	Shubham Poddar	Frederic Villain	Mahaveer Prabhakar	Benjamin Eddy	Minnie R Mark
Samarth Beri	Robert Mattocks	Kevin W Miller	Tariq Fahad Eid Kakish	Rotimi Adedeji	Dhiraj Adya	Larry Anderson
Jill Way	Derrick Jones	Clay Crawford	Todd Reid	Allison Reaves	Tameka Rogers	Timothy Dickens
Katherine Phillips	Mohammed H Barry	Thomas L Fairchild	William Mendez	Robert Miller	Vidit Arora	Edward Garrison
David Wilson	Dr. Pete I. Maduka-Okafor	Hal Aaron Davis	Michael Wei	Jennifer Brena	Croci Land Holdings, LLC	Josh Purcell
Alfonso Diaz	Geraldo Pilon	Deb Ketz	Joel Weihe	Alison J. Ramsey	Dvir Gefen	Jeffrey C Neiman
Chye Soon Alan Kuek	Gregory Billups	Krishnakant Khetan	David Weingardt	Kraig L Morris	Md Pham	Sara Dixon
Lionel Leander Bolton	RAMON PASCUAL	Yousif Abudra	David Dilday	Mihaela Alina Fera	Morris Gelman	Mahaveer Prabhakar
Alan Heinze	Keny Petit-Frere	John Mburu	Ilter Lofcali	Ramesh PANDHAK	John Zambrowicz	Shari Stern
Frederic Villain	Clay Crawford	Raymond James Jackson	Michael Bradburn	Ankush Grover	Godfrey Smith	Eric Milanowski
Nishan Kumaraperu	Stacey Dean King	Nathan Stucky	Jon Rodriguez	Darrie Garth	Roger J Leitner	Tommy Morrison
Carlos Barron	Ron Williams	William Blake Bolling	Brad J WEBER	Jason MOY	Antony Sebastian	Prasad Matti Rao
Michael Merriman	Auguata Sankey	Kaleeswaran Jayakalimut...	Francis Aubuchon	Todd Reid	Luinel Montoban	Ty Jacot
Marc Cappello	David M. L. Beguin	Theodore Robinson	John J Gallagher	Lynn R Peters	Tom Williams	Kingsley Asare
Jeremiah Anderson	Rebecca Braddock	Mohammed S Rais	Timothy Dickens	Tameka Rogers	Mahaveer Prabhakar	Mohammed H Barry
Frederic Villain	Lynn R Peters	Joel Weihe	Yousif Abudra	Mao Sen Wu	Telesphor Kamgaing	Morris Gelman
John Mburu	Tracy H Weaver	Tariq Fahad Eid Kakish	Sarah S Pollak	A. R. Johar	Tom Williams	Stephen Steffes
Sara Dixon	Richard Bentley	Adele Eggel	Jules Broussard	Maulin Patel	Hal Aaron Davis	Timothy Belloto
Jeffrey Schmitz	Thomas M Lynn	John LEHRMAN	Alfonso Diaz	Walter W. Felder	Michael Bradburn	Arturo Benedicto M Ilano
Croci Land Holdings, LLC	Ding Zhang	David M. L. Beguin	Raj Thiyagarajan	Ida Richard	Henry Merideth	Ida Richard
Kraig L Morris	Jill Way	Aaron Lineback	Ron Williams	Paul Dudley	Morris Gelman	Bruce Wertz
Jesse Solano Jr	Jeremiah Anderson	Feruz Kurbanov	John R Kiel	Cheryl Cooper	Arash Dodge	Telesphor Kamgaing
Anthony N. Igbinosun	Mohammed S Rais	Tom Harris	Georgia Mae	Guillaume Collet	Russell Colman	Lisa Costa
Burak Eregar	Sergio Bolzonello	Barbara Rowland	Brandon D Grna	Liling Tan	Gloria Su	Fernando Muniz
Brendan White	Mauricio Trindade	Victor De Los Santos Ber...	Nana Appiah	Kishore GADHIRAJU	Mona Langford	Kevin Young
Brian Clarke	Derek Carroll	Teodora Sirko	Justin Maretta Huntington	Davender Bhardwaj	Gianluca Mele	Matthew Klahorst
Joris De Jong	Stuart P. Turner	Michael Crist	Prodromos Lazarou	Mike Duggan	David Botsford	B Miller
Ken Cuaderno	Deviprasad Mulluru	Joseph Hartley	Brenda Miller	Lynn Francis	Pritpal Lohat	Debra Beasley
Nick Acciarito	Samuel J Finnessey Jr	Bryan Vaughan	Deana Snyder	Joel Sandon	Kamele Maxwell	Patrick Harvey
Randall Pilotte	Josh Meaux	John Erick Stelly	Cade Joiner	Rajiv Gupta	Antoinette Scott	Gary Cuoco
Michael Lyons	Marie Muhammad	Deborah Kummerow	Chris Xefos	Jose Rijo	Brady Endres	Tommy Allen
Robert Bennefield	Brian Mayes	Paul Chatellier	Charlotte Watson	Kevin Clobes	Lachezar Tolev	Luis Zervigon
Kevin Lytle	Johnny M. Mayer	Theo Perry	Aaron Hollandsworth	Nathan Webber	Kapani Elaisa	Michael DeLaMater
Troy DaCosta	Richard Dodger	Murugan Ramanathan	Nicole Klaas	Igor Yakubov	Augustine Ezenwa	John Latrez Mcclam
Gary Cooper	David Komitau	David McDaniel	Sylvia Baker	Mieke Droog-Berkelaar	Nadine Phillips	Napoleon Velasquez
Charles G Klein	Abbas Irtiza	Carson Cox	Herminia Cardadeiro	Nancy Hahne	Brian Moore	Dora Ngov
Brandy Warren	Annie Simons	Helena Scott	Donald Jeffery Offutt	Andy Kocharian	Jasper De Moor	Johnathan Scherr
Mark Kreisberg	Michelle Laramee	Robert Paul Meier	Greg Conroy	Gertrude Denk	Dominique Viard	Lukas Cadil
Annmarie Conroy	Jim Pressley	Robert Brayden	Paul Hone	Philip Davis	Edmanuel Deynes	Christine Famiglietti
Andrew Kestler	Matt Hagle	Rajash G Bhakta	Gerry Van Dyke	Neville Edwards	Christopher Kousis	Salvatore Cicatiello
Prashant Varma	Javier E Medina	Christopher Daniel Carlson	Robert Maonera	Felicia Burke	Terrilynn Clark	Christopher Nelson
Franckie Ayala Cedeno	Tuyet Tran	Dharmesh Shah	Luis Morales	James L. Wolfrey	Dale Kerr	Nathaniel Castillo
Nicholas Penn	William Corry	Avinash V Deshmukh	Alfred Edwards	Joseph M Garza	Sushanth Nayak	Joseph Harrison
Dana VIOLETTE	Eric Jaegers	Moufaq Dabashi	Michael Leon	David Bradford	Emmanuel Antoine	Amy Neufeld
Alan Rheingold	Hamilton Magtibay	Kate Hoekstra	Ludwig Malek	Bhaskar Venkatraman	Steven Schnebly	William Farrell
Angela Blankenship	David Muthike	Jill Hayes	Anita Jarman	William CLEMENS	Jakub Krych	Linda Goss
Kirtson Thompson	Veronica Cramb	Timothy PORTER	Charles KING	John Campbell	Trace Barlow	Robert Weech-Maldonado
Jed Gould	Brenna Barlow	Cameron Arthur Blagg	George Lemmenes	Kristina Raevska	Anthony Holloway	Mirela Xhota
Randy Propst	Raquel Haro	Mahmoud Abu-Okal	Nicholas Cooper	Crijnes Pieter Sprinkhuizen	Chuck Kidd	Cole B WILSON
Sherr D Nilges-Laswell	Joshua Haas	Duane Harvey	Michela Alioto	Curtis craig	Patrick Sullivan	Ted Travis
Howard Watts	Anthony Guy Munns	Jay Prentay	Elijah Turner	John Martin	George Pham	Hector Perez
Colleen Bauer	Dustin Weston	Louis C Drummond Jr	Loren Dylla	Luis Debayle	Allan Mclellan	Emmanuel Antoine
Christopher Felton	Beverly Malone-Harrison	Selamawit Tesfazgi	Antoinette Foley	Marcella Stokes	Taylor Travis	Victor Ramos
Mary Butler	Redentor Burgos	Paul Buckley	Thomas Duncan	Raj Bommadeni	Halldora Andresdottir Cu...	Lindsay Miller
Andy CHILCOTT	Kimberly G BROWN	Thiago Lemos Guerra	Lynda Parmely	Anna Neofotistos	Stephen Wilson	Mariela Garcia-Colberg
Norberto Mancilla	Fira Rabkin	Lonnie Deseth	Venkat Shetty	Jared Brubaker	Rajesh Bhardwaj	Timothy Griffin
Matthew Lewis Maseda	Joseph Chandler	Ron Fillingham	David Desko	Burcin Arabul	Cynthia Brinkman	Prem Sangraula
Robin Terry Raphael	Edwin J Bender	Roy Stephens	Jane Stuart	John Kevin Stophel	Yus Ibrahim	Travis Davis
Dermot Newton	Steve Theodorou	Milo E Craig	Gabriella Espinoza-Winge...	Scott Begovich	James Garrett Frierson	Anne Maarten Joost Koot...
David Haslam	Hamish Cameron	Susan Hecht	Maxwell Amoroso	Calla Meinen	Joan Brandow	Ann Sullivan
Christopher P. Teague	Renan Harrigan	Cindy Sais	Wendy Solano	Tim Stephens	Steven Frishman	Martin Wagner
Jennifer Rockwell	Anthony Tiroletto	Carl Ranieri	Steve Zwicker	Markus Herrlich	Christian Garon	Patricia Shelton
Marty Leggett	Katrina Sandeen	Dekel Persi	Zain Zama	Guillaume Leprince	Nelson Rocheleau	Manoj Kunchala
Maria Ibey	Jeffrey Joy	Claire Davalos	Arnold Rudnick	Lgm Portento	Jacobus Dirk Spreeuwen...	Silvio Stojic
Joe Conrad	William DAntuono	Tero Kononen	Susan Mc Guinness Getzi...	Brian Fried	Michael Shuta	Ben Eversfield
Ricardo Tello	Derek Poe	Carmenletia Anderson	Isidore Deutou	Keenan Campbell	Angus Fowler	Jan Radosin
Robert Donar	Luca Levicky	Cherise Gerrard	Alganesh Teferi	Ralph Ehrman	Ian Howard	Jon Raugutt
Kevin Gaffney	Exenia Esquivel	Dilip Ravindran	Mark Williams	George Robertson	Kareem H Neveau	Anthony Joseph Della Sala
Yolanda Levels	Timothy Clayton	Anne Williams	Alejandro Varela	Christopher David Watdlaw	Shahid Bokhari	Mario M Teel Jr.
Waru Ware Bey	Rob Tanguay	Rodney Philip Sevene	Richard Davis	Luke Kampen	Wende Malik	Neville Edwards
Dana VIOLETTE	Nathan Rideout	Julianna Clausen	Cheryl Simon	Ron Sheffron	Antonio Cappella	Wendy Terrien
Keith Hanson	Joseph Klock	Patrick Clancy	Bishnu Acharya	Christopher Robert Allor	Ben Trotman	Barry Palmer
Adam G Peterson	Roger Peterson	Travis Russell	Willie Abraham	Jenny Scheetz	Teresa Roxanne Burns	Dale Thompson
Thomas C Brown Jr	Patrick Soloski	Miles Wood	William Ferrara	Joseph C Kim	Deborah Fowler	Maurice Rigaud
Krzysztof Trelski	Ernest Iseminger	Philip Ryan	Robert D Antulov	Brett Quinn	Charlene Wilder	Matthew Conable
Brandon Shakman	Ankit Adlakha	John Hayden	Dwight Lantz	June Asai	Jack A Schmeiser	Michael Fink
Nick T Seedorf	Gerardo Mariano	Paul Drechsler	Eliecer Navarro	Nora L Sheffield	Scott Sherwood	Levi Zafir
Mary Beck Patil	Mohammed Murad	Michelle Vermeulen	Peter Lyster-Todd	Reto Stalder	Mira Kracke	Andrea Johanna Hensler
Rishi Kumar	John Lowrance	Farshad Rahbar	Prentice OSBORNE	Naoto II	Farah Lissa Alexis	Eric Mabo
Helen Polidore	Lawrence Copeland III	Grant Haskell	Lisa Diane Palmer	Paul Isenbarger	Sherrie Villalobos	Bruce Auer
Nagaraj Rao	Tom Rolinger	Kimberly Scott	Lucretia P Martin	Mauricio Lillo	Ashlee Traynham	Torey Bischoff
Niraj N. Rana	Kenon Pearce	Ivan Borisov	Shelby Mensalvas	Axel De La Harpe	Steven Liu	Darren Noonan
Agnese Colucci	Kevin Flanders	Ruth Kyiamb	Ricardo VILFORT	Jamyang Tashi Lama	Rodolfo Celestino	Marco Herbst
Deborah Shackelford	Jeziel Nova	Nhia Vang	Lucas Pickup	Dennis Eckard	Nadia Bonner	Marc Engels
Christopher Dane Palomino	Mark A. Knott	Tanner Rolinger	Lauren Coulter	Michelle Seifert	Adam Brust	Vladimir Bojcev
Steven May	Kelechi Azuogu	Michael Calo	Mark Boekhout	Gary Lawson	La Tasha Cooper	Lawrence C Switaj
Blair Barbour	Eric Fortenberry	Carey Goodley	Robert Duran	Mary Huisman	Kevin Sims	Tina Humphrey
Azmina KANJI	Hernan Gonzalez	Ryan LeGrand	Thomas Moreno	Meream Awad	Michael Assouline	Alejandro Varela
Antonio Cappella	Silvio Stojic	Mario M Teel Jr.	Ricardo Tello	Babatunde Oloyede	Michael Wentworth-Bell	Sarey Savy
Miguel Cantero	William Temres	Christopher Lowe	Brian Slaughter	Duke Downing	Jose Antonio Fernandez	Carlos Villamil
Trish GONZALES	Jeremy Soister	Carol Jacobi-Sackeyfio	Scott Ufford	Elaine C Cruz	Lisa Florenzen	Christopher J Mathis
Michael Simpson	Jan Denk	Terrmel SLEDGE	Ramsey Veitch	Randy Ward	Leticia Chavez	Robert Levy
Josh Clawson	Lanny Brantley	Daniel Chadwick	Audra Fagan	Joseph Watson	Leonard Chijioke Ezenwa	Robert Lee Bellinger Jr
Anthony Thomas	Oluseyi Ajijola	Peter Bartlett	Behcet Mutlubas	Rian Grimes	Joseph Anthony Perez	Erin Kinne
Justina Perman	Jean Morice	Jean Yves Laguillez	Ronald Haag	Luca Iacusso	Rashawnda Mathis	Nomqhele Jubane
Towanda Scott	Orhan Bayram	Sonja Ortiz	Ashley Saunders	Atakan Atalar	Raenecia Pitts	Erick Valencia Sosa
Steven Thompson	Mary Kellee Odonnell	David Haeffner	Yogendra Upadhyay	Heather Karisch	Josephine Kemp	Ryan Lexime
Jeffery Burden	Jill D Cederburg	Matthew Kelly	Thong Nguyen	Joel Love	Lavone Fisher	Ara Zohrabian
William Klepp	Donnamarie Elcock	Bentley Kalaway	Melissa Gunn	Azubuike Ofodile	Bradley Roberts	Arthur Andrew Hansen
Mike Thomas	Donald M KRZYCKI	Conrad Clarke	Marci Uchytil	Isabel Larratea	Daniel Calloway	David Rucci
Rose Ntumngia	Anthony King	Jesus GUTIERREZ	Christopher Nelson	Simon B Knoll	Tiara Chivers	Jeff Ellis
Dean White	Columbus Victorian III	Joseph Liao	Richard Brock	Stuart Murphy	Darroniya Thomas	Bryan Houser
Mark Shuler	Jewell Ferguson	Richard J Patrissi	Giovanni RODRIGUEZ	Kapatrick Whitfield	Mathew Small	Amanjot Lalh
Isaac Nakamura	Jesse Wood	Christopher Grima	Samuel Godfrey	Jennifer Yu	Rodney Wayne Mills	Garon Willie Peterson
Ian Escario	Leah Hamilton	Francine Gerraty	Serena Abdul-Aziz	Alex D	Walter Cruz	Jodi Smith
Clayton James Kanousis	Gregory B. Forbes	Randall Pilotte	Howard Watts	Robert Weech-Maldonado	Bhaskar Venkatraman	George Pham
Kerry Mcrae	Krishan Arora	Ravi Magham	Christopher Lowe	Jacob Yetter	Michael Calo	Eric Mabo
Warren Miller	Glenn CAMACHO	Nalini Durgana	Monica W Kariuki	Michael Beani	Rick Florio	Yolanda Levels
Danielle Greenstein	John Andrews	Amanda Fry	Stacey Crumrine	Michael A Hogue	Hongshi Xu	Dan TRAN
Michelle Laramee	Antonio Cappella	Charles J Ginchereau	James Garrett Frierson	Frank Peart	Felicia Burke	Michael Collins
Kyle Brown	Albert Daniels	Kyle MCCLINTOCK	Brian W Stout	Nhia Vang	Stefan Graefe	Chang Woo Lee
George Robertson	Lucas Pickup	Jeffrey Joy	Martin Nwosu	Randall Pilotte	Ben Trotman	Peter Allen
Nayan Naik	Debby Clark	Aften Potter	Nadia Bonner	David Haeffner	Paul Austin	Khris Persaud
Michael Timothy Turner	Jim Pressley	Suchai Gumtrontip	Daniel Guzek	Jeremy Galu	Sancarlos Johnson	Doug Baugher
Ricardo Tello	Darlington Etumni	Roland Dilley	Sushanth Nayak	Bill Thom	Lauren Coulter	Duc Cong Danh Luong
Marilou D Bago	Badal Haider	Nancy Hahne	Chris Teutemacher	Ann Marie Chinelo EKWUE	Lgm Portento	Jatin Gupta
Ray Munn	Grant Gordon	James Orr	Alhaji Abubakar	Matthew Scherer	Lohit Kumar Rangineni	Suzette McCurtis
Peter Camperos	James Feutz	Terrilynn Clark	Rodney Cartee	Kalman Kaplan	Francis Addai	Jacqueline Hendricks
John P Klein	John Sherman	Bjorn Van Vliet	Randall Gilliam	David Murray	Ayliffe Brown	Nicholas Finn
Lori Heffner	Ronald Muhic	Robert Millar	Tom Francis Mwaura	Joseph Alan Shrager	Justin Nichols	Yekaterina Libershteyn
Clinton Justesen	Kristin Gallagher	Daniel Khim	Daniel Cynthia Taber	Phil Fogliani	Okechukwu C. Ifediora	Arthur Rinehart
Barry D Leek	Lazaro Barreto	Michael Henn	Dan Camphausen	Ivetta Arzumanov	Herminiano Machacon	Victoria C Marozas
Stacy Castleman	Wendy Mendenhall	Roosevelt Jim McCloud	Betty M CULPEPPER	Robert Perez	Patrick Sullivan	Tirumala Devi Dubbudu
Michael L. Markowitz	Kenneth Pierre	Dena Levenson	Sean McGinley	Erick F Garcia	Josh Slater	Sanjay Shah
Kerby Scales	Henry Saniuk	Ken Cuaderno	Alessandro Bergamo	William Farrell	Carl E Muldrow	Katharine Richardson
Michael Matthews	Gene Onweller	Behcet Mutlubas	Harshkumar Patel	Subhash Patel	Marvin Flannel	Nick Lubich
Thomas Yarnall	David Z Joseph	Lauraette Jones	John Kurtz	Joanne P Moss	John Wateska	Ardella Huston
Miguel Cantero	Andrew R Humphreys	Matthew Cole	Robert Edmondson	Tan Kian Han Sean	Daniel Johnsen	Angela C Williams
Tanya O'SHEA	Kenneth Iha	Lawrence Chong	Jon Reiswig Senior	Steven Zwiener	Philip Kellner	Steve JOHNSON
Hanea El-hizawi	Charles Thomas	Henry D Perry	Lisa McDanald	Margaret Evancho Revoc...	Charles E James Jr	Robert Gemmill
Nagaraj Rao	Crijnes Pieter Sprinkhuizen	Richard Thomsen	Girish Patel	Sheila Shover	Benny Rodriguez	Ian LARSEN
Parrish Mitchell	Margaret A McGREGOR	Andres Abarca	Axel De La Harpe	Isabella Ogles-Parker	Leslie Catabay	Betsy Bishop
Paul Shaffer	Bashar Neshelwat	Edward Henderson	Srinivasa Dangati	Allison Warren	Molapo Mlambo	Jose A Gelpi
Evgenii Dokumentov	Kevin Clobes	Hsiang Yu Lee	Lonsdale Family Trust	Dennis Eckard	Rubina N Iqbal	Pablo Realizan
Kimberly G BROWN	Sanjeev Munjal	Timothy Griffin	Prasad Gadiraju	James Wolfe	Derrick Klocke	ANSHU VAJPAYEE
Alexander Wang	Pierre Ricard D. Pognon	Ravikiran P Lad	Daryl Trefz	Ethan Kunar	Leslie McCarty	Anthony Ruffino
Robert Scrivener Jr	Ron Jackson	Carl M Mertz	Edward Kelly Medlock	Shlomo Teichman	Dean Waters	Jaime Olmsted
Nadezda Semenova	Koteswararao Venkata	Bharat Kumar Kondapalli	Melvin Lyles	Robert Mariani	Robert Stathis	Janet Kay Herring
Mike Chapman	Mark Hockley	David McFarland	Nancy St. Yves	Todd Warren Edmiston	Donald G Campanese	Attila Szigyarto
Jack W Kuhn	Martin Wagner	Cliff Calvert	Leigh Middleditch	Kenneth J Bachini	Frederick George MOCKL...	Joshua Van Wey
Md Fariduzzaman	Jukka Matti Karhu	Paul Johnson	Chris MacLeod	Jeffrey Wicker	Alan Serikawa	Michael Selzer
Tracy KARVALA	Steve Barnett	Nathaneal Peterson	Edith Wilson	James Alexander Leahy	Omar URIARTE	Jake Satko

Herman Theodorus	Boyd D Tanner	Garry A Turner	Keith Pearson	Susan Durso	Harlan Milkove	Jitendra Chaudhari
Vamsi Doddi	David Avalos	Robert Schifano	Jeffrey Scott	Christopher Gulliver	Paul Dabkowski	Janeen Sorrentino
Jonas Klink	Rodney Williams	Dennys Antunish	Damasi Nduwimana	Premkumar Ramamurthy	Stephen Athanasius Whit...	Chirag Patel
Charles Bergeron	Vern Prochaska	Suzana Barbosa	Rajat Wali	Illya Singh	Michael Amoroso	James Spann Jr
Ridzuan Ahmad	Jeremy Soister	Michael Brown	Helen Polidore	Victor De Los Santos Ber...	Joseph Scott	Bruce Auer
Sanjeev Munjal	Leigh Middleditch	Ann Sullivan	Prashanth Srikanthan	Raul Perez Huelves	Robert Stewart	Nelson Cadiente
Gautam CHAUDHARY	Mark Shuler	Max Feist	Alfred P Blundo	Victoria Marco	Suzanne U Schweitzer	Dapo Lediju
Isabelle Housmans	Cidalia Grami	Gregory Coleman	Curt Mello	Sean C Oakey	Carl Ovide Courtemanche	Adam Sampson, DMSc, P...
Barry Bistreich	Christopher M Stallings	Venkata DIDUGU	Daniel Barnes	Nicholas Cooper	Marco Jarrin	Michael Roberts
Mirco Sydow	Sheldon Singewald	Chris Jones	Cheryl Novello	Jessica Allen	Jamie Morris	Tan Andrew
Richard Eduard Morel Go...	Sarath Chandra Kumar Ja...	Giselle Griles	David McDonald	Chad Portner	Nathan Brubaker	Lawrence Lee Koebernik
Mark Alberstein	Timothy Chang	Seifuddin Majeed	Clive Harold Abbott	Carmella M Antonino	James Richard Rode	Jeremy Williams
Gowtam Chandra Salgar	Gwynne Pelton	Pasquale Gagliardi	Benjamin Kapner	Lorene Davidson	Lewis R Klein	William C OCONNOR
James R Salisbury	Rohit Jategaonkar	Faaiutausaga Mauga	Michael Kreamer	Michelle Harris	John Rossini	Leslie R Bell
Ginger England	Robert Haven Neese	Abel Silva	Timothy Jones	Lorraine Cicero	Doris V Warren	Larry Fields
William COLEMAN	Lorie Canchola	Megan Blackwell	Dawa Lama	Jason Luckmann	Debra A Dixon	Tong Li
David Beaudet	Zhivalley Sabrina Seepers...	Tyrone Evans	Kevin F Douglas	Meenu Sood	Gordon B Little	Bacem Georges
Laurie Breedlove	Kenneth George Skinner	Victoria Tycer	Cherise Gerrard	Jared Wright	Jon F STONER	John Lowrance
Thomas Keiichi Booth	Kevin Pazar	John Monti	Barry Winata	Stephen H Quinn Jr	Greta Mutlu	Claudia Palombo
Jack W Kuhn	Niels Geominy	Stanley Reedus	Henrry Bautista	Vince Sigal	Francena Abendroth Gala...	Miguel VILLANUEVA
Elton Jones II	Kimberly T Gilliam	Izuchukwu Onyia	Vladimir Kovtun	Aviroop Nag	Sarah Zhou	Cameron G. Bandola
Orlando Jopling	Sean Doherty	Alain Salvacion	David Sheppard	Fira Rabkin	Shane Heath	Rajendra Pandey
Kendrick Cunningham	Christopher Way	Robert Kopec	Rodrick Ellis Loud DDS	Adebola HAMED	Anaseini Colata	Cynthia Thorne
Jean Smith-Moore	Jean Smith-Moore	Jean Smith-Moore	Ana M Araujo	Sean Devaux	Robert Hedin	Sean WIGFALL
Voi E Saul	Sanjay Kuruvadi	Leslie Jill McCormack	James Orr	George Sackett	Renan Harrigan	Phil Carey
Alexandra MacLean	Narayanan Subramanian	Jennifer Basilio	Abhishek Mohanty	Raizy Brisman	Aleksey Levites	Bailama Pessima
Katia De Los Reyes	Jerry Lee	Rodney Philip Sevene	Prabu Komaravel	Thomas Edward Scales	Khurshed Birdie	Kevin McMillen
Ravisekar Amuthan	Ajay MAHAJAN	Charlie Ficco	Joel T. Creider	Joseph Ricco	Derek T Bentley	Sundari Susan Kendakur
Bob Andrews	Geraldine A DiFranco	Jordan Dikun	Scott ITTERSAGEN	Norris Person Jr	Dale Smith	Eleanor Vale Hargie
Ruby Canciller	Gary W Brown	Agnes Metzger	William L Green	Donna Yedziniak	Jaime Escobar	Bodunrinde Samuel Adel...
John Cowan	Julie Welch	Justin Ward	Brett Shehadey	Lucas Ingala	Steve Edwards	Jenean Ward
Andrea Lambert	Clint Glazner	Balwantrai Mistry	Steven Fong	Chris Foster	Bonnie Manning	Daniel Blum
Robert J Mc Neil Jr	Steve W Abernathy	Brent Huff	John Millington	David Ludwick	Marian Washburn	Steve Barnett
Gaybra Raymond	IRA Horwitz	Oliver Andazola	Daryl Frink	James McArdle	Carol Sullivan	Tracy Altizer
William R Hamilton	Don Waldron	Abhishek Chowdhury	Durani Koenig	Scott Ufford	Randel J McHone	Paul Shaffer
Kristin Gallagher	Lauren Coulter	Phil Fogliani	Ricardo Tello	Edward Kelly Medlock	Chris MacLeod	Randall Pilotte
Venu Menon	Kenneth Pierre	Torey Bischoff	Chris Jones	Jeremy Soister	William Shen	Michael Selzer
Steven Liu	Nicholas Finn	Nancy St. Yves	Miguel Cantero	Prashant Varma	David Haeffner	Cameron Hilton
Kenneth J Bachini	Dennis Eckard	Nadia Bonner	Sushanth Nayak	Sean McGinley	Charles Bergeron	Anaseini Colata
Illya Singh	Robert J Mc Neil Jr	Renan Harrigan	Victoria Tycer	Jean Yves Laguillez	Christopher Lowe	William G Wight
Justin Nichols	David Botsford	Paul Shaffer	David Sheppard	Nancy Hahne	Rahier Rahman	Amith Chalasani
Hong Xie	James McArdle	Hai Hoang Van	Agnes Metzger	Rajesh Bhardwaj	Stanley Reedus	Kevin Young
Will Baggett	Cynthia Brinkman	Martin Wagner	Badal Halder	Richard Carroll	Scott Barry	Dr. Paul Katz
Robert Haven Neese	Peter Camperos	Sarath Chandra Kumar Ja...	Fritzner Bonhomme	Abel Silva	Stephen Thomas	Jared Wright
Robert J. Mosley	Wilfred Cabahug	Vijayakumar Aluru	Gary Cuoco	Kerby Scales	David Z Joseph	Benny Rodriguez
Leigh Middleditch	Derek Scott	Koteswararao Venkata	Gaspare Costabile	Isabelle Housmans	Brian Fried	Cidalia Grami
Crijnes Pieter Sprinkhuizen	Yao Luo	Robert Mariani	Larry D. Smith	James A Ntambi	Brandy Jones	Vishal Ohri
Roxanne Comegys	Michael Boyer	Tim Leech	Nathan Di Gesare II	Aryanna Stone	Richard Dodger	William DAntuono
Montrall Smith	Josh Meaux	Mariam Awada	Martin Nwosu	Randall Pilotte	Christian Otto	Gustavo Smith
Joel Dsouza	Deborah Shackelford	Devon Peiffer	Jim Palmieri	Arnold Rudnick	Patrick Soloski	Darnell TULLOCH
Nelson Cadiente	Scott Pieper	Song HYUNJIN	James R Salisbury	David Martinelli	Jonas Klink	Jon F STONER
Behcet Mutlubas	Mattias Van Saane	Christopher Way	Laud Duncan	Michael Amoroso	Tim Dowe	T Kevin Coker
Emil Shakov	Brenton Basta	Franklin Alvarez Ibarra	Brian Augenstein	David Elter	Anthony Joseph Parisi	Wei Lin
Cydni Williams	Gary Toussaint	Todd Harrington	Adam Langley	Bruno Kolb	Nixon Augustin	Gary Johnson
Adrian ENGELS	Ian Atwater	George Halabi	Koh Beng Kiok ANTHONY	Ken Williams	Meenu Sood	Maxim Novoseltsev
Nicholas Young	Midhat Qidwai	John Lynett, Jr	Arthur Blanchet	Francis Chu Tze KHEN	Natalie Schwalb	Nicholas Perpiglia
Rajendra Desai	Alex Bergerman	Michelle Nolen	Eugene R Balantac	Gautam CHAUDHARY	Alejandro Varela	Kyle MCCLINTOCK
Hemal Patel	Emanuel Green	Kevin Fedelem	Sandy Toth	Liew Yen Kiat	Patrick Enweronye	Daniel Cynthia Taber
Charles Berry	Roy Merchant	Bryan Aritonang	Chambria Dalhouse	Susan Lasky	Daniel Eduardo Francis Z...	Mehmet Koc
Genelle Pruitt	Niels B Hansen	Subash TS	Amro Amar	Paul Isenbarger	David Holman	Mark Boekhout
Nhia Vang	Alan Serikawa	James Richard Rode	Kingsley IBE	Marty Leggett	Bill Thom	Chris MacLeod
Darren Cole	Yolanda Levels	Lisa McDanald	George Kekauoha	Ahmad Moubarak	Bruce Auer	Amy Hucke
Mitesh Mahendra Chavda	Helen Polidore	Doreen Schoenfelder	Grady Richardson	Gerald E Majkowski	Howard Carver	Derrick Klocke
Fleury Clark Girimana	Shawn Dockstader	Delores Cabezut-Ortiz	Linda J Cummings	Nisha Krishnaiah	James Kohan	Rajneesh Mehra
Steve Barnett	Craig Joseph Hussey	Olinda Elizabeth Sawyer	Gary Staley	Doris V Warren	Randy Hamilton	Carl Ovide Courtemanche
Judie Innocent Ware	James Green	Ray Mauriello	William Kohl	Ana M Araujo	Tanya O'SHEA	Henry Yeng WONG
Charles Brooks	James Li	Carl Ovide Courtemanche	Tzar Zachary Kronland	Aeon Mari M. Cielo	James Kohan	Abhishek Chowdhury
Edith Wilson	Agnes Metzger	Anup Mathur	Sugondese NOOts	Kirtson Thompson	Rodrick Ellis Loud DDS	Alfred P Blundo
nIrMaL Patel	Barry Winata	Jean Smith-Moore	Prashant Trivedy	Cameron Hilton	Donald G Campanese	Venkata DIDUGU
Isac Figueroa Del Valle	Ahmad Moubarak	Tracy KARVALA	Anthony Larocca	Christopher Daniel Carlson	Randall Pilotte	Jack W Kuhn
Mike Thomas	Derek T Bentley	Varun Gupta	Robert Weech-Maldonado	Mathieu Perrier	Tonya Castro	Ben Trotman
Aman Negassi	Jenny Scheetz	Stefan Graefe	Troylynn Jackson	Thea Paraskevaides	Noah Posner	Jelle Zuit
Howard ELLIS	Craig Johnson	James Spann Jr	Mawaddah Moh	Norman Allen	Marrisha K McFoulon	Linda Nguyen
Pradeep Puri	Nenad Ivanovic	Taegan K Loeffler-Shannon	Gary Toussaint	Charles Wilson	Jacqueline Sanchez	Umair Saeed
Tiffany Sprinkle	Glenn Burgess	Lal Sinha	Marlen Hansen	Binny Koshy	Jennifer Williams	Ian Khuong
Sinke Haile	Raghu K Mulpuri	Max D.	Annali Evling	Ales Legenstein	George R Wolff Jr	John Davis
Christian Szegedy	John Patrick	Jim Palmieri	John Cowan	Scott Randall	Alhaji Abubakar	Jullian Sekona
Susan Hecht	Sharnnell Spivey	Karen Beckles	Geogy Philip	Cynthia Davis	David Scheiffele	Mark Van Der Heijden
Richard Henkin	Kenneth Stachulak	Nathan Webber	Daniel Barnes	Ashwina Kirpalani	Mark Fox	Ricardo VILFORT
Eric Childress	Dennis Nack	Ursula Powell	Luke Namer	Jeffrey Joy	Hugo Mujakachi	Sydney Frederick Parmen...
Cheryl Ann Vincent-Ifill	Kelly Bitner	Christina Mason	Nick Lubich	Steven Finkle	Carol Logan	Steven Rogers
Angela Carter	Robert J. Mosley	Sean G	Hanna Davis	Paul Isenbarger	Abraham Box	Christopher Lowe
Annie Simons	Lynn Francis	Charles Wilson	Marilyn McMillan	James G. Kemp	Janet Karanja	Jamal T. Stokes
Jimmy CAMPBELL	Santosh Vaddepalli	Michael Blunt	Wade Chalfant	Mitchell Jones	Don Hooper	Doug Krahn
Pearl PETACHI	Vicki L Vitkun	Oddeit Love	Canute Pinto	Ghada Sakaan	Stanford Womack Sr.	Mark Hockley
Daphne McCorery	Shetona D Jordan	Alexander Hristov	Alfreda Ward	David Seiving	Debbie Heald	David Wippich
Robert S Boudreau	Eamon Mcglynn	Trevor Sancho	Tamimarie Darden	Joe Flores	James McLain	Eric Pressley
Curtis Patterson	George Mc Ghee	Jimmy Tussey Jr	Janet E Davis	Cliff Ritz	Jose Lojo	Darlene RODGERS
Angelica Mia Arnado	Jeffrey Karlin ALPERT	Shantharam Shenoy	Roger Kilpatric	Jan Wieronski	Gemechu Getachew	Earl Batiste
Travis Troyer	Markcus D. Alleyne	Marilyn Tessier	Donald W Gwyn	Ernest Sullivan	Carlos Morales	Susan Caldwell
Joyce Davis	Terrilynn Clark	Edgardo Betancourt	Tarsha Aird	Rachael Sibilly	Steve George Mascella Jr	James Loudermill
Aaron King	Kim Nguyen	Brent Whited	Christopher Matos	Doug Hagedorn	Edmund FUDZIE	Anaseini Colata
Peter Massacesi	Kimberly Emerson	Elangel Piggee	Pierre Kamga	Charles Thaggard	Marc Stephen Johannes	Frederick Dankulich
Christopher Parnass	John J. Reuille	Louis Petrarca	Ramon Irigoyen Ruiz	Victor AGUILAR	Larry E Proud	Shelby Thuruthumalil
Wanda Gayle Martin	Anthony Blount	James LINDSEY	Steven Kolbauer	Eduardo Acevedo	Tom Brooks	Nandini D. Kohli
Bethany Ann Sampson	R L Montgomery	Craig Lawrence Wilkins	Franklin E Njubigbo	Toby Bender	Charles Kennedy	Austin Robinson
Harold Craig Baxter	Michael L Sims	Jon Covington	Phyliss Spragin	Chaskel FRANKL	Vithal Patel	Michael Isaksson
Clarck Desire	Jamie Cole	Hratch Donabedian	Andreas Lenkeit	Richard Weinberg	Nicolas Oscar	Aaron Johnson
Anthony Pagano	Lee Midgette	Randall Pilotte	Glenn Dorden	Arvil Brown	Jim Ball	Kenneth Pierre
Donnie Johnson	Beret Roots	Christian Garon	Mark Frohmiller	Thea Paraskevaides	Stanley Miller	Michael Shaw
Jeffrey Farlow	Hedward Dobroski	Ronald K JENKINS	Susan Gochenaur	Kiran Nandigam	Miles D Butler Sr	Sylvia Mckewon
Beverly A Kittrell	Fred Morrow	Terry Benzia	Shedrick Da Shun Yearby	Steve Pasquini	Garey Robinson	Alejandro CASAS
Bernadette Barclay	Anjith Balmuri	Faith Wiener	Gertrude Denk	Dwayne Dumalanta	Jerry Snyder	Terri Diemert
Michael D. Dupree	Alexies Escotto	Robert Hughes	Josett S Garcia	Chris Jones	Jared Reiss	Euphemia Taylor
Christian Szegedy	William Lanier	Cynthia S Cook	Winthrop Graham	Michael LaBrash	Michelle Nolen	Debra Dupree
Robert L Oliver	Joseph Montanino	Avery Allen	Ibrahim Chalhoub	Carol Castronuovo	Benny F Watkins	Corey Fagles
Earl D Titus	Mireille Desrosiers	Brenton Basta	Wallace Wiggins	Lisa Belisle	Blanche I Gantt	Kelly Lawson
Brian Eidsvold	Shawnee L Johnson	Marsha Dansby	Hector Perez	James S Burnside	William Allen	Ronald Muhic
Lamarkco Walton	Kevin Young	Don Anderson	Nirmam Patel	Russell James Adams	Ryan Heath Patterson	Joseph Bastardi
Lane Wardrop	Alvin Wise	Bruce Auer	Alexis Brown	Melissa Morris	Andrew Cuppan	Ales Legenstein
Carlton S Batts	Michael DeVellis	Deserine A Fernandes	Barbara Horne	Robert Weech-Maldonado	Jimmie Aaron Jr.	Charles Lewis
Amar De Winter	Carlos Simon	Bharat Kumar Kondapalli	Sherry Everett	Kamaldeep Brar	Michael Beamon	Agnes Metzger
Nicholas Phinney	Sandra C Marin	Ana M Araujo	Scott Ufford	Nezamur Mollah	Dana Travis	Adam Langley
Larry Harrison	Rod Tunstall	Damaris Mora	Donato AMBROSIO	Jonny Price		

Thank You!

From the Vampr Team









Josh Simons
Co-founder and CEO

Baz Palmer
Co-founder



Jessy Trengove
Head of Insights

B.Com., Dip.Lang. 5 years international experience in tech startups. With a background in product management, operations and data analysis, her skills place her at the intersection of consumer and product



Chris Lowe
CTO

BA Info Systems. 20 years CTO experience running tech companies and providing hands-on technical leadership for engineering teams globally. Former clients include Sony Music and Volkswagen



Josh 'Smithy' Smith
Head of A&R

BA Music Production. 6 years experience in music tech startups, with a focus on using innovation to lower the barrier to entry for young creatives whilst improving their commercial potential



Russell Colman
Treasurer

B.Eng., M.Sc. 30+ years experience in tech R&D and startup ventures. Most recent venture, ATMECO, was acquired in 2014 by international private group operating worldwide